



150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20160553799-07
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 12/21/2016 11:33 AM
	Entity Number C6485-2004

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Grote Molen, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

There is hereby established, out of the 5,000,000 shares of the Preferred Stock, par value $0.001, of the Corporation authorized in Article Ninth of the Corporation's Articles of Incorporation, a series of the Preferred Stock consisting of 5,000,000 shares, which are hereby designated as the "Series A Preferred Stock" and which shall have the powers, designations, preferences and relative, participating optional or other rights, and the qualifications, limitations and restrictions, set forth in Exhibit A attached hereto and incorporated herein by reference.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X [signature]
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

CERTIFICATE OF DESIGNATION OF
SERIES A CONVERTIBLE PREFERRED STOCK OF
GROTE MOLEN, INC.

(Pursuant to Sections 78.035, 78.195, 78.196 of the Nevada Revised Statutes)

Grote Molen, Inc., a Nevada corporation (the "*Company*"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company (the "*Board*") by the provisions of the Articles of Incorporation of the Company (the "*Articles of Incorporation*"), there is hereby created, out of the 5,000,000 shares of preferred stock, par value $0.001 per share, of the Company authorized in Article Fourth of the Articles of Incorporation (the "*Preferred Stock*"), a series of the Preferred Stock designated as the "Series A Preferred Stock" (the "*Series A Preferred*"), which shall consist of 5,000,000 shares and shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, participating, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Articles of Incorporation which are applicable to the Preferred Stock):

1. DIVIDEND RIGHTS.

(a) The holders of shares of Series A Preferred shall be entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Company) on the Common Stock of the Company, at the Dividend Rate (as defined below) per share per annum (as adjusted for any stock splits, stock dividends (excluding any accruing dividends under this Section 1(a) if issued as additional shares of Series A Preferred, combinations, recapitalizations or the like (collectively, "*Recapitalizations*")), payable in the form of additional shares of Series A Preferred as soon as practicable after the end of each calendar year. At the time of each dividend payment, each holder of Series A Preferred shall be entitled to receive a number of additional shares of Series A Preferred (rounded down to the nearest whole share) equal to the quotient obtained by dividing (i) the aggregate amount of dividends to be paid to such holder on all shares of Series A Preferred held by such holder by (ii) the Original Issue Price of a share of Series A Preferred. Such dividends shall accrue on each share from the date of issuance of such share, and shall accrue from day to day, whether or not earned or declared, and whether or not there are profits, surplus, shares or other funds legally available for the payment of such dividends. Such dividends shall be cumulative so that, except as provided below, if such dividends in respect of any previous or current annual dividend period, at the annual rate specified below, shall not have been paid the deficiency shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the Common Stock. Any accumulation of dividends on the Series A Preferred shall not bear interest. Cumulative dividends with respect to a share of Series A Preferred which are accrued, payable and/or in arrears shall, upon conversion of such share to Common Stock, be paid to the extent assets are legally available therefor and any amounts for which assets are not legally available shall be paid promptly as assets become legally available therefor. Any partial payment shall be made ratably among the holders of Series A Preferred in proportion to the payment each such holder would receive if the full amount of such dividends were paid.

(b)   The "*Original Issue Price*" of the Series A Preferred shall be $6.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing). The "*Dividend Rate*" of the Series A Preferred shall be seven percent (7%) of the Original Issue Price.

(c)   So long as any shares of Series A Preferred are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Series A Preferred shall have been paid or declared and set apart, except for:

(i)   acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares at no more than cost upon termination of services to the Company; or

(ii)   acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares.

(d)   After payment of the full amount of any dividends pursuant to Section 1(a), any additional dividends shall be distributed among all holders of Common Stock and all holders of Series A Preferred in proportion to the number of shares of Common Stock which would be held by each such holder if all shares of such series of Preferred Stock were converted to Common Stock at the then effective conversion rate for each such series of Preferred Stock. Whenever any Distribution provided for in this Section 1 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined by the Board.

(e)   The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(f) are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Series A Preferred as may be required by this Certificate of Designation.

(f)   A distribution to the Company's shareholders solely for purposes of Section 1(c)(i) or (ii) may be made without regard to the preferential dividends arrears amount or any preferential rights amount (each as determined under applicable laws).

2.   VOTING RIGHTS.

(a)   **General Rights.** Each holder of shares of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Series A Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b) **Separate Vote of Series A Preferred.** For so long as 300,000 shares of Series A Preferred remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series A Preferred, voting together as a single class on an as-if converted to Common Stock basis, shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i) Any amendment, alteration, or repeal of any provision of the Articles of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation), that adversely alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A Preferred;

(ii) Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

(iii) Any authorization or any designation, whether by reclassification, merger or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Series A Preferred in right of redemption, distribution of assets upon liquidation, merger or otherwise, voting or dividend rights or any increase in the authorized or designated number of any such class or series;

(iv) Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than dividends payable solely in Common Stock as described in Section 1(e) (except for acquisitions of Common Stock by the Company permitted by Section 1(c)(i) and (ii)); or

(v) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4) where the consideration payable to the holders of Series A Preferred is less than $6.00 per share (as adjusted for any stock splits, recapitalizations and the like).

(c)   Election of Board of Directors.

        (i)   For so long as at least 300,000 shares of Series A Preferred remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series A Preferred after the filing date hereof) the holders of Series A Preferred, voting as a separate class, shall be entitled to elect one (1) member of the Board (the "*Series A Preferred Director*") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

        (ii)   The holders of Common Stock and Series A Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board, at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

        (iii)   Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Designation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

        (iv)   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

3. LIQUIDATION RIGHTS.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "*Liquidation Event*"), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of Preferred Stock that may from time to time come into existence, the holders of Series A Preferred shall be entitled to receive prior and in preference to any distribution of any of the assets of this Company to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the Original Issue Price for each outstanding share of Series A Preferred (subject to adjustment for Recapitalizations), and (B) an amount equal to all declared or accrued but unpaid dividends on such share. If, upon any such Liquidation Event, the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in such transaction) shall be insufficient to make payment in full to all holders of Series A Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Series A Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in such transaction), if any, shall be distributed ratably to the holders of the Common Stock.

(c) Notwithstanding paragraphs (a) and (b) above, solely for purposes of determining the amount each holder of shares of Series A Preferred is entitled to receive with respect to a Liquidation Event, the holder of each share of Series A Preferred will be treated as if such holder had converted such holder's shares of Series A Preferred into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion of Series A Preferred, each holder of such Series A Preferred would receive, in the aggregate, an amount greater than the amount that would be distributed to holders of such Series A Preferred if such holders had not converted such Series A Preferred into shares of Common Stock. If holders of Series A Preferred are treated as if they had converted shares of Series A Preferred into Common Stock pursuant to this paragraph, then such holders will not be entitled to receive any distribution pursuant to Section 3(a) that would otherwise be made to holders of such Series A Preferred.

(d) In the event of a Liquidation Event, if any portion of the consideration payable to the stockholders of the Company is placed into escrow and/or is payable to the stockholders of the Company subject to contingencies, the definitive agreement for such transaction shall provide that (i) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "*Initial Consideration*") shall be allocated among the holders of capital stock of the Company in accordance with clauses (a), (b) and (c) above as if the Initial Consideration were the only consideration payable in connection with such transaction and (ii) any additional consideration which becomes payable to the stockholders of the Company upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Company in accordance with clauses (a), (b) and (c) above after taking into account the previous payment of the Initial Consideration as part of the same transaction *provided, however,* that any amounts placed in escrow to cover indemnification claims in connection with such a transaction shall be deemed to be subject to "contingencies" for purposes of this Section 3(d).

(e)   An Asset Transfer or Acquisition (each as defined below) shall be deemed a Liquidation Event for purposes of this Section 3 unless waived by the vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred, voting together as a single class on an as-if converted to Common Stock basis.

4.   **ASSET TRANSFER OR ACQUISITION RIGHTS.**

(a)   For the purposes of Section 3: (i) "Acquisition" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(b)   In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Company shall be valued based on the formula specified in the definitive agreement for such Acquisition or Asset Transfer or, if no such formula exists, as follows:

(i)   if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;

(ii)   if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution;

(iii)   in the event of a merger or other acquisition of the Company by another entity, the distribution date shall be deemed to be the date such transaction closes; and

(iv)   for the purposes of this Section 4(b), "*trading day*" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "*closing prices*" or "*closing bid prices*" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(c)   The Company shall not have the power to effect an Acquisition or Asset Transfer unless the definitive agreement for such transaction provides that the consideration payable to the stockholders of the Company in connection therewith shall be allocated among the holders of capital stock of the Company in accordance with this Section 4.

5.   CONVERSION RIGHTS.

The holders of the Series A Preferred shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the "*Conversion Rights*"):

(a)   **Optional Conversion.** Subject to and in compliance with the provisions of this Section 5, any shares of Series A Preferred may, at the option of the holder, without payment of additional consideration, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series A Preferred Conversion Rate" then in effect (determined as provided in Section 5(b) below) by the number of shares of Series A Preferred being converted.

(b)   **Series A Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series A Preferred (the "*Series A Preferred Conversion Rate*") shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred by the "Series A Preferred Conversion Price," calculated as provided in Section 5(c) below.

(c)   **Series A Preferred Conversion Price.** The conversion price for the Series A Preferred shall initially be the Original Issue Price of the Series A Preferred (the "*Series A Preferred Conversion Price*"). Such initial Series A Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series A Preferred Conversion Price herein shall mean the Series A Preferred Conversion Price as so adjusted.

(d)   **Mechanics of Conversion.** Each holder of Series A Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed (or, if such holder alleges that a certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the Company or any transfer agent for the Series A Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor or, in the sole judgment of the Board of Directors, if the payment of funds, though legally available, may cause financial hardship for the Company, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared or accrued but unpaid dividends on the shares of Series A Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates (or lost certificate affidavit and agreement) representing the shares of Series A Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. If the conversion is in connection with a public offering of securities, the conversion may, at the option of any holder tendering such Series A Preferred for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series A Preferred shall not be deemed to have converted such Series A Preferred until immediately prior to the closing of such sale of securities.

(e) **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date that the first share of Series A Preferred is issued (the "*Original Issue Date*") the Company effects a subdivision of the outstanding Common Stock, the Series A Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series A Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series A Preferred Conversion Price shall be adjusted by multiplying the Series A Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series A Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4) or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5), in any such event each holder of Series A Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series A Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series A Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) **Sale of Shares Below Series A Preferred Conversion Price.**

(i) If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 5(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 5(e), 5(f) or 5(g) above, for an Effective Price (as defined below) less than the then effective Series A Preferred Conversion Price (a "*Qualifying Dilutive Issuance*"), then and in each such case, the then existing Series A Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Series A Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(A)   the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Series A Preferred Conversion Price, and

(B)   the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series A Preferred could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii)   No adjustment shall be made to the Series A Preferred Conversion Price in an amount less than one percent (1%) of the Series A Preferred Conversion Price then in effect. Any adjustment otherwise required by this Section 5(h) that is not required to be made due to the preceding sentence shall be included in any subsequent adjustment to the Series A Preferred Conversion Price.

(iii)   For the purpose of making any adjustment required under this Section 5(h), the aggregate consideration received by the Company for any issue or sale of securities (the "*Aggregate Consideration*") shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv)   For the purpose of the adjustment required under this Section 5(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "*Convertible Securities*") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Series A Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such

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rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

        (A)   in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

        (B)   in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); *provided* that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

        (C)   If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; *provided further,* that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

        (D)   No further adjustment of the Series A Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series A Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series A Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided* that such readjustment shall not apply to prior conversions of Series A Preferred.

        (v)   For the purpose of making any adjustment to the Conversion Price of the Series A Preferred required under this Section 5(h), "Additional Shares of Common

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Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(A)   shares of Common Stock issued upon conversion of the Series A Preferred;

(B)   shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board;

(C)   shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(D)   shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board;

(E)   shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board;

(F)   shares of Common Stock or Convertible Securities issued to third-party service providers in exchange for or as partial consideration for services rendered to the Company;

(G)   any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; *provided* that the issuance of shares therein has been approved by the Company's Board;

(H)   any Common Stock or Convertible Securities issued in other transactions approved by the Company's Board; and

(I)   any Common Stock or Convertible Securities excluded from the application of this Section 5(h) by the vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h). The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 5(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 5(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be

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ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi)   In the event that the Company issues or sells, or is deemed to have issued or sold, Additional shares of Common Stock in a Qualifying Dilutive Issuance (the "*First Dilutive Issuance*"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "*Subsequent Dilutive Issuance*"), then and in each such case upon a Subsequent Dilutive Issuance the Series A Preferred Conversion Price shall be reduced to the Series A Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(vii)   No adjustment in the Series A Preferred Conversion Price of the Series A Preferred shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then outstanding shares of the Series A Preferred agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(i)   **Certificate of Adjustment.**   In each case of an adjustment or readjustment of the Series A Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred, if the Series A Preferred is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred so requesting at the holder's address as shown in the Company's books.   The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series A Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred.   Failure to request or provide such notice shall have no effect on any such adjustment.

(j)   **Notices of Record Date.**   Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series A Preferred at least twenty (20) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series A Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) Automatic Conversion.

(i) Each share of Series A Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series A Preferred Conversion Price, (A) at any time upon the affirmative election of the holders of at least seventy-five percent (75%) of the outstanding shares of the Series A Preferred, (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an "*IPO*"), covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least $10.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) (a "*Qualified IPO*") or (C) at any time when (i) the Company's Common Stock has a closing price on a national securities exchange (or a closing bid price if actively traded over-the-counter) of at least $10.00 (as equitably adjusted for any stock splits, stock dividends or recapitalizations) for 10 consecutive trading days or (ii) the Company closes an equity financing with gross proceeds in excess of $10,000,000. Upon such automatic conversion, any declared or accrued and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(ii) Upon the occurrence of any of the events specified in Section 5(k)(i), the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A Preferred, the holders of Series A Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared or accrued and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(l)   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share and upon written request of the holder thereof, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m)   **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n)   **Notices.** Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o)   **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred so converted were registered.

6.   NO REISSUANCE OF SERIES A PREFERRED.

Any share or shares of Series A Preferred redeemed, purchased, converted or exchanged shall be cancelled and retired and shall not be reissued or transferred.